HYPOTHEKENBANK IN ESSEN AG

02 APR -3

Hypothekenbank in Essen AG ◇ Postfach 10 18 61 ◇ 45018 Essen

Gildehofstraße 1
45127 Essen
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com
Tel.: +49 (0) 2 01/81 35-0
Fax: +49 (0) 2 01/81 35-2 00

Bankverbindung:
LZB Essen 360 096 10

Commerzbank AG
BLZ 360 400 39
Konto-Nr. 1 776 475

Registered Letter / Advice of Delivery

02028224

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

Ihr Zeichen	Ihre Nachricht	Unser Zeichen	Durchwahl	Essen
		CL	-485	21.03.02

File No. 824883 – Press Release on Essen Hyp's Annual Report as of December 31st, 2002

SUPPL

Dear Sir or Madam,

Please find enclosed our press release on Essen Hyp's Annual Report as of December 31st, 2001 (English and German version).

We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

Yours faithfully,

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Hypothekenbank in Essen
Aktiengesellschaft

[signature] [signature]

dlw 4/10

Press Release

on the Annual Report of Hypothekenbank in Essen AG as of December 31st, 2001

Hypothekenbank in Essen AG is able to report a more than satisfactory business result as of December 31st, 2001.
According to Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp, the balance sheet total, new lending commitments and earnings performance exceeded the targeted range despite the rather difficult overall capital market environment.

Mr. Schulte-Kemper pointed out that Essen Hyp was able to generate the best operating result since its foundation. At €170.9m (€161.2m), net interest and commission income topped previous year's level by €9.7m, i.e. 6.0%. In addition to this, Mr. Schulte-Kemper was able to report a very satisfactory operating result, which came to €108.1m (€98.5m), i.e. a 9.7% increase compared to the previous year.
According to Mr. Schulte-Kemper, Essen Hyp is – and will remain – a bank that is characterized by its earnings power, given that "the 2001 operating result clearly reflects Essen Hyp's focus on earnings." At 9.7%, the bank's operating result grew faster than net interest income (+9.0%) and also exceeded the growth rate of general operating expenses (+6.3%).

Essen Hyp's cost income ratio, i.e. the ratio between general operating expenses and net interest and commission income, stood at 13.8%, thus confirming the previous year's good ratio (13.8%). This figure, which is well below the sector average, is an excellent proof of the bank's lean organizational structure and stringent cost management.

General operating expenses rose moderately in 2001 and came to €23.6m (€22.2m), i.e. an increase of €1.4m. Provision for possible loan losses rose by 6.4% to €47.9m (€45.0m), thus taking into account all recognizable market and individual risks.

Net income for the year: 7th increase in succession

Hubert Schulte-Kemper stressed that Essen Hyp ranks amongst the banks that were able to continuously increase their net income for the year. For the seventh consecutive time, Hypothekenbank in Essen AG was able to report a higher annual net income than in the preceding year. At €72.3m (€66.7m), the bank's net income for the year stood at a record level. "We have thus once more proved our excellent performance," Mr. Schulte-Kemper explained.
For the year under review, the bank distributed an unchanged 18% dividend on the dividend-bearing capital totaling €201.3m. Thus the amount distributed came

to €36.2m. The remaining net income of €36.1m was distributed as a special dividend. On January 23rd, 2002, the bank celebrated its 15th anniversary. "This was a suitable occasion to distribute the remaining €36.1m to our shareholders, the Commerzbank AG and the family of Dr. Schuppli, to express also our thanks for their long-standing trust," Mr. Schulte-Kemper said.

Capital markets: Expectations fully met

According to Mr. Schulte-Kemper, Hypothekenbank in Essen AG has fully met the expectations in its core business, public-sector lending. New lending commitments, including securities issued by other borrowers and eligible for cover, stood below the previous year's level and totaled €17.8bn (€21.3bn). However, in view of the targets relating to the balance sheet total, it was not necessary to generate a higher volume of new lending transactions as the volume of maturing loans in the bank's loan portfolio was far lower than in the same period of the previous year.

Taking into account the securities issued by other borrowers which are not eligible for cover at an amount of €4.1bn (€4.9bn), Essen Hyp's total volume of new lending commitments stood at €21.9bn (€26.2bn). At €9.4bn, the portion of loans extended to national public-sector bodies more than doubled compared to 2000 (€3.9bn). At the same time, however, the volume of new lending commitments to German public-sector banks decreased to €6.6bn (€14.3bn). "This development was due to the full utilization of internal credit lines or credit lines set out by law," Mr. Schulte-Kemper pointed out.

Property financing: More than 5,000 new loans

Mr. Schulte-Kemper was particularly pleased by the fact that the strategy to increase the bank's mortgage loan portfolio proved successful. "With more than 5,000 new loans totaling around €1.4bn (€1.2bn), we were able to top the volume generated in 2001," Mr. Schulte-Kemper stated. However, in the period under review, the bank refrained from the acquisition of large packages of mortgage loans. This was, above all, due to incompatible concepts about margins and divergent risk assessments. Nevertheless, the bank is determined to keep to its strategy of acquiring mortgage loan packages from other credit institutions or insurance companies.

New lending commitments in the segment of residential property financing totaled €559m (€936m). Especially for these retail loans, Essen Hyp developed a procedure which enables the bank to outsource almost the entire loan processing. The loan administration was transferred to a service company pursuant to a co-operation agreement concluded in 2001. "This outsourcing mechanism ensures a lean loan processing structure, which eliminates the requirement to increase staff

numbers," Mr. Schulte-Kemper explained. In addition to the direct commitment of loans in co-operation with the Commerzbank AG, a second co-operation agreement was concluded with another partner bank at year-end 2001.

The volume of new loans in the segment of commercial property financing totaled €807m (€280m). In 2001, Hypothekenbank in Essen AG has for the first time extended foreign mortgage loans outside the Commerzbank Group. These loans, which are secured by office buildings outside Germany, total €91m and mostly relate to properties located in the UK.
Mr. Schulte-Kemper stressed that Essen Hyp recruited two credit specialists for the European property markets, in particular for the property markets of France and the United Kingdom. Furthermore, the bank opened up a representative office in London at the beginning of 2002 in order to thoroughly observe the market and to ensure an efficient service to its local syndicate and co-operation partners.

Mr. Schulte-Kemper pointed out that the balance sheet total, which stood at €69.6bn (€58.8bn), i.e. a 18.3% increase, is a clear sign of the development of the bank's new lending commitments. "This figure is within the upper range of our planning," he stated.

Excellent capital market standing

Hypothekenbank in Essen AG was able to extend its position as one of the world's leading issuers of Jumbo *Pfandbriefe*. According to Mr. Schulte-Kemper, the total volume of Jumbo *Pfandbriefe* outstanding came to €37.8bn (€33.3bn) at year-end 2001, while the Jumbo market's aggregate volume stood at €400.4bn. "Our market share of 9.4% - compared to 9.0% in 2000 - makes us the second largest issuer of Jumbo and Global *Pfandbriefe* worldwide," Mr. Schulte-Kemper said, adding that "this was not least due to the bank's issuing activities in the year under review." In 2001, Essen Hyp issued Jumbos and Globals totaling €9.0bn, while the total volume of new issuances on the markets came to €68.9bn. With a 13% market share, Essen Hyp occupies the top position in this segment. The bank's benchmark 10-year €5bn *Pfandbrief*, which was issued at the beginning of the year, was the highlight of the 2001 issuing activities. "Our strategy to continuously increase the attractiveness of the *Pfandbrief* for international investors has proved successful," Mr. Schulte-Kemper stated. Only 29% of the total volume of the €5bn Global were marketed with German investors, whereas 60% were paced in other European countries and 11% in the United States and Asia.

In 2001, Hypothekenbank in Essen AG issued bonds totaling €31.2bn (€20.8bn) in order to refinance its lending activities. Public-sector *Pfandbriefe* accounted for €16.2bn (€9.8bn) of the total funding, while mortgage *Pfandbriefe* accounted for €0.4bn (€0.7bn) and other bonds for €14.6bn (€10.3bn). These funds, which were

primarily raised by means of the bank's Commercial Paper Program and Debt Issuance Program, were above all used for short-term liquidity management.

The bank continued to make use of its Commercial Paper Program, which once more contributed to a straightforward funding at low cost for short maturities. Drawings totaling €9.9bn were made in the period under review. The program utilization at year-end stood at €1.3bn in all major currencies.

Given that the utilization of the bank's Debt Issuance Program was permanently close to the €10bn upper limit, this limit was increased to €15bn. In the period under review 32 drawings totaling €9.0bn were made in EUR, GBP and YEN.

Mr. Schulte-Kemper explained that there was no change in the quality of the bank's *Pfandbriefe* despite the rating reviews. This is, above all, underlined by the fact that Standard & Poor's and Fitch confirmed their AAA top rating for Essen Hyp's public-sector *Pfandbriefe*. Moody's, however, attributed an Aa1 rating to the bank's public-sector *Pfandbriefe*, given that they have established a link between the rating of a bond and the counterparty rating of the respective issuer. Mr. Schulte-Kemper emphasized that the downgrading is not related to the quality of the bank's cover assets or the safety of its *Pfandbriefe*. Every investor is invited to see this for himself on the bank's website. This site includes, amongst other things, detailed information about the composition of Essen Hyp's cover pool, the surplus cover and the market value of the cover assets and public-sector *Pfandbriefe*. These figures also take into account an assumed overnight upwards or downwards movement of interest rates by 100 basis points.

"We plan to further extend our mortgage lending business in 2002," Mr. Schulte-Kemper explained at the end of the press conference. "The increase of our mortgage portfolio to €10bn by year-end 2003 will mainly be achieved through acquiring mortgage portfolios and by directly generating new retail loans via the mediation of the Commerzbank or other market participants," Mr. Schulte-Kemper stated.
Hypothekenbank in Essen AG plans to extend its commercial lending business in the United Kingdom and France and, after the amendment of the German Mortgage Bank Act (*HBG*), also in the United States and Canada. The bank intends to open up a representative office in New York in 2002 in order to observe the market.

Mr. Schulte-Kemper closed the press conference by reporting on the bank's objective to keep its balance sheet total at the same high level as in 2001 and by forecasting that Essen Hyp will be able to generate a satisfactory result in 2002.

Key Figures of Hypothekenbank in Essen AG

	31.12.01 in € m	31.12.00 in € m	Change in %
New Lending Commitments			
Public-sector loans and securities issued by other borrowers that are eligible for cover	17,798.1	21,312.7	-16.5%
Non-cover transactions	4,130.8	4,895.6	-15.6%
Mortgage loans	1,365.6	1,215.8	12.3%
Figures from the Balance Sheet			
Balance sheet total	69,553.1	58,771.1	18.3%
Claims			
Public-sector loans	36,841.4	36,097.2	2.1%
Mortgage loans	3,002.6	2,271.2	32.2%
Liabilities			
Public-sector *Pfandbriefe*	54,519.1	47,015.0	16.0%
Mortgage *Pfandbriefe*	1,305.5	1,272.1	2.6%
Subscribed capital	201.3	175.7	14.6%
Capital reserves	307.6	205.2	49.9%
Revenue reserves	45.0	45.0	0.0%
Profit-sharing certificates	278.6	255.4	9.1%
Subordinated liabilities	298.5	244.0	22.3%
Figures from the Profit and Loss Account			
Net interest and commission income	170.9	161.2	6.0%
Personnel expenses	10.6	9.8	8.2%
Other administrative expenses	9.5	8.9	6.7%
Operating result before provision for possible loan losses	151.1	143.5	5.3%
Provision for possible loan losses	47.9	45.0	6.4%
Operating result	108.1	98.5	9.7%
Tax expenditures	35.8	31.8	12.6%
Net income for the year	72.3	66.7	8.4%
Appropriation of Profit			
Distributed profit	36.2	31.6	14.6%
Dividend in %	18.0%	18.0%	
Special dividend	36.1	96.5	

Pressemitteilung

zum Geschäftsbericht der Hypothekenbank in Essen AG per 31.12.2001

Die Hypothekenbank in Essen AG kann zum 31. Dezember 2001 über ein sehr zufrieden stellendes Ergebnis berichten.
Nach den Worten Hubert Schulte-Kempers, Vorstandsvorsitzender der Essen Hyp, übertrafen Bilanzsumme, Neugeschäft und Ertragszahlen, trotz schwieriger Kapitalmarktverhältnisse die gesteckten Ziele.

„Im operativen Geschäft", so Schulte-Kemper, „ konnten wir das beste Ergebnis seit Bestehen der Bank erreichen." Mit € 170,9 Mio.(€ 161,2 Mio.) übertraf der Zins- und Provisionsüberschuss den Vorjahreswert nochmals um € 9,7 Mio. oder 6,0%. Sehr zufrieden zeigte sich Schulte-Kemper auch mit dem Betriebsergebnis in Höhe von € 108,1 Mio. (€ 98,5 Mio.), was einem Anstieg von 9,7 % gegenüber dem Vorjahr entspricht.
Laut Schulte-Kemper ist und bleibt die Essen Hyp ein ertragstarkes Unternehmen, „denn das erreichte Betriebsergebnis belegt das ertragsorientierte Handeln der Bank. Das Betriebsergebnis ist mit einem Anstieg von 9,7 % deutlicher gewachsen als der Zinsüberschuss mit + 9,0 % und auch deutlicher als der Verwaltungsaufwand mit +6,3 %".

Die Cost-Income-Ratio (Verhältnis von Verwaltungsaufwand zu Zins- und Provisionsüberschuss) bestätigt mit 13,8 % den guten Vorjahreswert (13,8 %). Mit diesem Wert, der sowohl die schlanke Organisationsstruktur als auch die Politik des straffen Kostenmanagements der Essen Hyp dokumentiert, liegt die Bank unverändert deutlich unter dem Branchendurchschnitt.

Der Verwaltungsaufwand verzeichnete im Jahre 2001 eine moderate Erhöhung um € 1,4 Mio. auf € 23,6 Mio. (€ 22,2 Mio.) Die Bank hat durch die Erhöhung der Risikovorsorge um 6,4 % auf € 47,9 Mio. (€ 45,0 Mio.) allen erkennbaren Markt- und Einzelrisiken Rechnung getragen.

Jahresüberschuss: Siebte Steigerung in Folge

„Unser Haus," betonte Schulte Kemper, „gehört zu den Banken, die nachhaltig den Jahresüberschuss steigern konnten." Zum siebten Mal in Folge erwirtschaftete die Essen Hyp einen gegenüber dem jeweiligen Vorjahr erhöhten Jahresüberschuss. Mit € 72,3 Mio. (€ 66,7 Mio.) weist die Bank auch hier ihren Rekordwert aus. Über dem Branchendurchschnitt lag der Return on Equity mit 13,5 % (13,9 %). „Damit haben wir", so Schulte-Kemper, „zum wiederholten Mal unsere gute Performance unter Beweis gestellt".

Die Bank zahlte für das abgelaufene Geschäftsjahr eine unveränderte Dividende in Höhe von 18% auf das dividendenberechtigte Kapital von € 201,3 Mio., was einem auszuschüttenden Betrag von € 36,2 Mio. entspricht. Der verbleibende Bilanzgewinn in Höhe von € 36,1 Mio. wurde als Bonus-Dividende ausgekehrt. Am 23. Januar 2002 feierte die Bank ihr 15jähriges Bestehen. „Dies war ein angemessener Anlass", erklärte Schulte-Kemper, „ an unsere Aktionäre, die Commerzbank AG und die Familie Dr. Schuppli, weitere € 36,1 Mio. auszuschütten – auch als Zeichen des Dankes für langjähriges Vertrauen."

Kapitalmarktgeschäft: Erwartungen voll erfüllt

Die Hypothekenbank in Essen AG hat laut Schulte-Kemper die Erwartungen in ihrem Kerngeschäft, dem Staatskredit, voll erfüllt. Zwar lagen die Neuzusagen inklusive der deckungsfähigen fremden Wertpapiere mit € 17,8 Mrd. (€ 21,3 Mrd.) unterhalb des Vorjahresniveaus. Ein höheres Neugeschäft sei aber aufgrund der niedrigeren Fälligkeiten im Kreditbestand im Vergleich zum Vorjahr nicht notwendig gewesen und lag im Rahmen der Bilanzsummenplanung.

Unter Einbeziehung der nicht deckungsfähigen fremden Wertpapieren in Höhe von € 4,1 Mrd. (€ 4,9 Mrd.) beliefen sich die Gesamtausleihungen auf € 21,9 Mrd. (€ 26,2 Mrd.) Die Bank verdoppelte dabei den Anteil der Kredite an inländische öffentliche Haushalte mit € 9,4 Mrd. gegenüber dem Jahr 2000 (€ 3,9 Mrd.), reduzierte indes den Anteil der Ausleihungen an öffentlich-rechtliche Adressen auf € 6,6 Mrd. (€ 14,3 Mrd.). „Grund hierfür war,", so Schulte-Kemper," die Ausnutzung interner oder gesetzlicher Kreditobergrenzen."

Immobilienfinanzierung: über 5.000 Beleihungen

Erfreut zeigte sich Schulte-Kemper darüber, dass die Strategie, den Bestand an Hypotheken zu erweitern, aufgegangen ist. „Mit über 5.000 Beleihungen bei einem Gesamtvolumen von rd. € 1,4 Mrd. (€ 1,2 Mrd.) ist es uns gelungen, das Volumen wieder über die Vorjahresmarke zu heben", berichtete Schulte-Kemper. Ankäufe von Hypothekendarlehen in größeren Paketen habe die Bank im Berichtsjahr aufgrund unterschiedlicher Margenvorstellungen und differenter Risikoeinschätzungen nicht getätigt. Dennoch hält die Bank auch in Zukunft daran fest, Hypothekenforderungen von Bankpartnern oder Versicherungen zu erwerben.

Die Neuausleihungen im Segment der wohnwirtschaftlichen Beleihungen betrugen € 559 Mio.(€ 936 Mio.) Speziell für dieses Retailgeschäft hat die Bank ein Verfahren entwickelt, das es ermöglicht, nahezu die komplette Bearbeitung auszulagern. Die Verwaltung der Hypothekendarlehen übernimmt eine Servicegesellschaft, mit der 2001 ein Kooperationsvertrag abgeschlossen wurde. So betonte Schulter-Kemper, „dass der gesamte Kreditprozess über dieses Outsourcing sehr schlank gestaltet werden kann, ohne den eigenen Personalbestand auszubauen".

Neben dem bereits bestehenden Direktzusageverfahren mit der Commerzbank AG hat die Bank Ende 2001 ein zweites Kooperationsabkommen mit einer weiteren Partnerbank abgeschlossen.

Das Volumen der Ausreichungen für gewerbliche Immobilien belief sich auf € 807 Mio. (€ 280 Mio.). Erstmals habe die Bank im Jahr 2001 außerhalb des Konzerns ausländische Büroimmobilien mit € 91 Mio. mit Schwerpunkt in Großbritannien beliehen.
Schulte-Kemper unterstreicht, dass sich die Bank mit Kreditspezialisten für die europäischen Immobilienmärkte, speziell Großbritannien und Frankreich, verstärkt habe. Zudem sei Anfang des Jahres 2002 eine Repräsentanz in London eröffnet worden, um die Marktbeobachtung sowie die Betreuung von Bankpartnern vor Ort sicherzustellen.

Als sichtbares Zeichen des Aktivneugeschäfts wies Schulte-Kemper auf die um 18,3 % erhöhte Bilanzsumme von € 58,8 Mrd. auf € 69,6 Mrd. hin. „Hierbei“, so Schulte-Kemper, „haben wir uns am oberen Rand unserer Planungen bewegt“.

Sehr gutes Kapitalmarktstanding

Die Hypothekenbank in Essen AG hat die Position als einer der bedeutendsten Jumbo-Emittenten weltweit ausbauen können. Schulte-Kemper erläuterte, dass sich zum Jahresultimo Jumbo-Pfandbriefe mit einem Volumen von rund. € 37,8 Mrd. (€ 33,3 Mrd.) im Umlauf befanden. Der Jumbomarkt habe derzeit ein Gesamtvolumen von € 400,4 Mrd. „Mit einem Anteil von 9,4 % (9,0%) belegt die Bank im Ranking der Jumbo- und Global-Pfandbriefemittenten Platz zwei“, so Schulte-Kemper, „was auch durch unsere aktive Emissionstätigkeit im Berichtsjahr bedingt ist“. Im Jahr 2001 hat die Bank Jumbos und Globals mit einem Volumen von € 9,0 Mrd. emittiert.

In Bezug auf das Gesamtvolumen der Neuemissionen (€ 68,9 Mrd.) habe sich die Bank einen Anteil von 13 % und damit die Rolle des Spitzenreiters erarbeitet. Highlight war die 10-jährige Pfandbrief-Emission über € 5 Mrd. zu Beginn des Jahres. „Unsere Strategie“ so Schulte Kemper, „die Attraktivität des Pfandbriefs als Investment für internationale Anleger kontinuierlich zu steigern, ist voll aufgegangen.“ Nur noch 29 % des € 5 Mrd.-Globals wurden in Deutschland platziert, 60 % jedoch im europäischen Ausland, 11 % in den USA und in Asien.

Insgesamt emittierte die Bank 2001 Schuldverschreibungen in Höhe von € 31,2 Mrd. (€ 20,8) zur Refinanzierung des Aktivgeschäfts. Von diesem Neugeschäft entfielen € 16,2 Mrd. (€ 9,8 Mrd.) auf öffentliche Pfandbriefe, € 0,4 Mrd. (€ 0,7 Mrd.) auf Hypothekenpfandbriefe und € 14,6 Mrd. (€ 10,3 Mrd.) auf sonstige Schuldverschreibungen. Diese Gelder seien zum großen Teil über das Commercial Paper- und das Debt Issuance-Program der Bank aufgenommen und

überwiegend für die Liquiditätssteuerung der kurzen Laufzeitenbereiche eingesetzt worden.

Aus dem Commercial Paper-Program, das wie bereits in den zurückliegenden Perioden zur unkomplizierten und kostengünstigen Refinanzierung im kurzfristigen Laufzeitbereich beitrug, erfolgten im Berichtszeitraum Ziehungen in Höhe von € 9,9 Mrd., die Inanspruchnahme betrug zum 31. Dezember 2001 € 1,3 Mrd. in allen wichtigen Währungen.

Das Debt Issuance-Program wurde von der Bank aufgrund der permanenten Ausnutzung bis zur Programmobergrenze von € 10 Mrd. auf € 15 Mrd. aufgestockt. Insgesamt wurden 32 Ziehungen mit einem Gesamtvolumen von € 9 Mrd. in den Leitwährungen Euro, Britischem Pfund und Yen getätigt.

„Trotz Ratingveränderungen ", erläuterte Schulte-Kemper, „hat sich an der Qualität unserer Pfandbriefe nichts geändert." Dies findet insbesondere Ausdruck in der Bestätigung der Bestnoten für unseren öffentlichen Pfandbrief durch Standard & Poor`s und Fitch, die nach wie vor das Prädikatsrating AAA vergeben haben. Allein Moody`s hat aufgrund einer Verknüpfung des Emissionsratings mit dem Institutsrating unsere öffentlichen Pfandbriefe mit Aa1 bewertet.

Schulte-Kemper betonte, dass die Herabstufung nicht mit der Qualität der Deckungswerte und der Sicherheit der Pfandbriefe begründet werden könnte. Davon kann sich jeder Investor auf der Homepage der Bank selbst überzeugen: Dort findet er u.a. detailliert die Zusammensetzung des Deckungsstocks nach diversen Gesichtspunkten, die Überdeckung sowie den Marktwert der Deckungswerte und der öffentlichen Pfandbriefe. Dabei berücksichtigt ist auch ein angenommener Zinsanstieg oder einer Zinssenkung „über Nacht" von 100 Basispunkten.

„Unsere Planung sieht vor, das Hypothekengeschäft weiter deutlich auszubauen", erläuterte Schulte-Kemper zum Abschluss der Pressekonferenz. „Dies soll vornehmlich durch Ankäufe von Portfolien, aber auch durch den Zufluss von originär akquiriertem Geschäft durch die Commerzbank und andere diverse Marktteilnehmer erfolgen", so Schulte-Kemper weiter.

Das gewerbliche Immobilienfinanzierungsgeschäft wird die Essen Hyp verstärkt im europäischen Ausland, aber auch - nach Inkrafttreten der HBG-Novelle voraussichtlich zum 01.07.2002 - in den USA ausbauen. In diesem Zusammenhang plant die Essen Hyp 2002 eine Repräsentanz in New York zu eröffnen.

Mit dem Hinweis, die Bilanzsumme im laufenden Geschäftsjahr auf dem gleichen hohen Niveau wie 2001 zu halten und der Prognose, auch für das Jahr 2002 in etwa ein dem des Jahres 2001 entsprechendes Ergebnis erreichen zu können, schloss Schulte-Kemper die Pressekonferenz.

Kennzahlen der Hypothekenbank in Essen AG

	31.12.01 in Mio. €	31.12.00 in Mio. €	Veränderung in %
Neugeschäft Zusagen			
Staatskredite	17.798,1	21.312,7	-16,5%
Außerdeckungsgeschäft	4.130,8	4.895,6	-15,6%
Hypothekendarlehen	1.365,6	1.215,8	12,3%
Bilanzzahlen			
Bilanzsumme	69.553,1	58.771,1	18,3%
Forderungen			
Kommunalkredite	36.841,4	36.097,2	2,1%
Hypothekendarlehen	3.002,6	2.271,2	32,2%
Verbindlichkeiten			
öffentliche Pfandbriefe	54.519,1	47.015,0	16,0%
Hypothekenpfandbriefe	1.305,5	1.272,1	2,6%
gezeichnetes Kapital	201,3	175,7	14,6%
Kapitalrücklagen	307,6	205,2	49,9%
Gewinnrücklagen	45,0	45,0	0,0%
Genussrechte	278,6	255,4	9,1%
Nachrangige Verbindlichkeiten	298,5	244,0	22,3%
GuV Rechnung			
Zins- und Provisionsüberschuss	170,9	161,2	6,0%
Personalaufwand	10,6	9,8	8,2%
andere Verwaltungsaufwendungen	9,5	8,9	6,7%
Betriebsergebnis vor Risikovorsorge	151,1	143,5	5,3%
Risikovorsorge	47,9	45,0	6,4%
Betriebsergebnis	108,1	98,5	9,7%
Steuern	35,8	31,8	12,6%
Jahresüberschuss	72,3	66,7	8,4%
Gewinnverwendung			
Ausschüttung	36,2	31,6	14,6%
Dividende in %	18,0%	18,0%	
Sonderausschüttung	36,1	96,5	